

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 16, 2017

David M. Gandossi
President and Chief Executive Officer
Mercer International Inc.
Suite 1120, 700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

Re: Mercer International Inc.
Registration Statement on Form S-4
Filed August 10, 2017
File No. 333-219866

Dear Mr. Gandossi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Andrew Bond, Esq.
        Davis Wright Tremaine LLP